UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 7, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Environmental Power Corporation

File No. 1-32393 - CF#23518

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   Environmental Power Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on April 28, 2009.

   Based on representations by Environmental Power Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.1   through April 23, 2014

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Ellie Bavaria
        Special Counsel